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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608
                                PETSEC ENERGY LTD
                 (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]



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         Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

The following release was
filed with the Australian
Stock Exchange on the
date indicated.
                                PETSEC ENERGY LTD
                                 ACN 000 602 700

     31 March 2005

                      PRICE LAKE PROJECT. ONSHORE LOUISIANA

     Petsec Energy Ltd (ASX, PSA; ADR's, PSJEY.PK)

     Petsec Energy announced in September 2004 that it had agreed to earn a 25% working interest (17.5% net revenue interest) in a 1000 acre tract of land, onshore Louisiana, by participating in the drilling of 3 wells in 3 separate fault blocks.

     Commercial confidentiality at the time did not allow the Company to locate the area nor state the operator.

     Two of the three wells have been drilled, both completed or being completed for gas production, and an additional 380 acres acquired for a total lease area of 1380 acres.

     The project area is in the Price Lake Field, Cameron Parish, south west of the town of Lafayette. The operator is Erskine Energy LLC.

     The first well, the Sturlese # 3 side track, intersected two gas sands in January 2005 and was completed for production. Estimated gross recoverable gas at the time was of the order of 2 Bcfe. The lower sand was brought into production in mid March at an initial rate of 2.7 million cubic feet of gas per day. Production has been declining which indicates a restricted reservoir and significantly less recoverable gas than initially estimated. The upper sand may also be similarly affected.

     The second well, Sturlese # 4, is currently being completed for production and is expected to be on stream end of April. The well intersected two gas sands which from this location an estimated gross 2 Bcfe of gas could be recovered. There remains up dip potential of a further estimated gross 3 Bcfe, which may require an additional well to produce.

     A third well is expected to spud in May. The well will target gas sands of some 1.5 Bcfe gross potential.

     For Further Information:
     Mr. Craig Jones                                               Mr. Ross A. Keogh
     Petsec Energy Ltd                                             Petsec Energy Inc.
     Level 13                                                      3861 Ambassador Caffery Parkway
     1 Alfred Street                                               Suite 500
     Sydney NSW 2000                                               Lafayette, LA 70503
     Tel: 612 9247 4605                                            Tel: 1 (337) 989 1942
     Fax: 612 9251 2410                                            Fax: 1 (337) 989 7271


    Level 13, Gold Fields House, 1 Alfred Street, Sydney NSW 2000, Australia
                 PO Box R204, Royal Exchange NSW 1225, Australia
              Telephone (612) 9247 4605 Facsimile (612) 9251 2410
               Company information is available on: petsec.com.au


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Petsec Energy Ltd


Date:  March 31, 2005                          By: /s/ Craig Jones



                                                   Craig H. Jones
                                                   Group Manager - Corporate